News Release (Q2-04-10)	August 3, 2004

YAMANA REPORTS $2 MILLION QUARTERLY PROFIT
(all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports net earnings for the first quarter period ended June 30, 2004 of $1.97 million. This compares to a loss of $0.39 million in the first quarter of the previous fiscal year. Net earnings on a pro-forma basis for the six month period ended June 30, 2004 were $3.1 million. Yamana has changed its fiscal year end to December 31st and, accordingly, the current year end will be a 10 month period with the first quarter consisting of a four month period ended June 30, 2004. The comparative quarter is for the three month period ended May 31, 2003.

Basic and fully diluted net earnings per share were $0.02 for the first quarter. This compares to a loss of $0.13 per share in the comparative quarter during the previous fiscal year. Pro-forma net earnings per share for the six month period ended June 30, 2004 were $0.03. Sales for the first quarter were $13.3 million. Pro-forma sales for the six month period ended June 30, 2004 were $22.2 million. The per share calculations for the first quarter for the current and previous fiscal year are based on weighted average shares outstanding for the period of 95.1 million shares and 3.1 million shares respectively.

Profitability for the first quarter is largely underpinned by production and cost control efforts at the Fazenda Brasileiro mine which was acquired on August 15, 2003. From the time of acquisition to June 30, 2004, Yamana produced 90,894 ounces of gold and sold 83,494 ounces of gold. During the first quarter of the current fiscal year, Yamana produced 34,094 at an average cash cost per ounce of $196 per ounce and sold 33,594 ounces of gold at an average sale price of $396 per ounce. For the six month period from January to June 2004, Yamana produced 51,011 ounces of gold. Expenses for the first quarter include a non-cash expense of $875,000 for options granted in the period and non-recurring general and administrative expenses (including options expense) representing an aggregate of $0.01 per share.

Cash flow from operations for the quarter was $2.9 million representing $0.03 per share. The Company recorded an additional $430,000 of recoverable indirect tax credits which was not received by period end and accounts for an additional $0.005 per share which will be added to cash flow for future periods. The cash balance as of June 30, 2004 was $27.7 million. The company has no debt and had a working capital surplus of $29.8 million as of June 30, 2004.

The complete financial statements for the first quarter (four months) period ended June 20, 2004 follow this announcement.

Pro-forma results and information are provided primarily for financial market reference to show a full year of operations given the change in year end this year. Pro-forma results assume the combination of the first quarter earnings with the normalized earnings of January and February, 2004 that exclude year-end adjustments made in February that did not relate to the January and February period. The pro-forma results are a non-GAAP (Generally Accepted Accounting Principles) measure and are unaudited. Please see the note on non-GAAP Measures contained at the end of Management’s Discussion and Analysis for the quarter ended June 30, 2004 and contained in the annual report of the most recent fiscal year end.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact
Peter Marrone President and Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Chuck Main Chief Financial Officer (416) 945-7354 E-mail: cmain@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana’s future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Management’s Discussion and Analysis of Operations and
Financial Condition
(US dollars, in accordance with Canadian GAAP)

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition and results of operations for the quarter (four months) ended June 30, 2004, compared to those of the quarter (three months) ended May 31, 2003. This Management’s Discussion and Analysis had been prepared as of July 28, 2004. The unaudited consolidated interim financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s and Discussion Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended June 30, 2004 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended February 29, 2004, and the related annual Management’s Discussion and Analysis included in the most recent fiscal year’s Annual Report, and the most recent Annual Information Form/40F on file with the Securities Commissions of all the provinces in Canada and with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Forward-Looking Statements

This document contains certain “forward-looking statements” that involve a number of risks and uncertainties. These risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Such forward-looking statements include among other things, statements regarding targets or production estimates, cash operating costs, capital expenditures and reserves and resources. Forward-looking statements are often characterized by words such as “plan”, “expect”, “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks are further described in the Company’s Annual Management and Discussion Analysis and Annual Information Form filed with the Securities Commissions of all the provinces in Canada, with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Change in Year End

The year end of the Company was changed from February 28/29 to December 31. As such, the first quarter for fiscal December 31, 2004 is for the four month period ended June 30, 2004 with comparative figures for the three month period ended May 31, 2003. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period

Q1	June 30, 2004(i)	May 31, 2003
Q2	September 30, 2004	August 31, 2003
Q3 and Fiscal Year End	December 31, 2004	February 29, 2004

                                          (i) First quarter for the current year is for the four month period.

Highlights

Review of Financial Results

The Company has recorded net earnings for the first quarter period ending June 30, 2004 of $1.97 million, compared to a loss of $0.39 million for the quarter ended May 31, 2003. Mine operating earnings consist entirely of earnings from the Fazenda Brasileiro Mine. Net earnings include a non-cash stock based compensation expense of $875,000 for options issued during the period. General and administrative costs for the quarter have increased in comparison to general and administrative costs for the period ended May 31, 2003 due to the Company’s increased scope of activities.

The Company maintains a strong balance sheet, has no debt and a cash position of $27.7 million. Cash flow from operations reached $2.9 million or $0.03 per share compared to an outflow of $0.3 million for the comparative period ($0.10 per share).

Investment income and other business income was $475,000 for the first quarter, compared to $1,600 for the comparative period ended May 31, 2003. The balance consists of interest earned on surplus cash and income earned on the sale of redundant materials and supplies.

Basic and diluted net earnings were $0.02 per share, compared to a loss per share of $0.13 for the period ended May 31, 2003. Earnings per share for the first quarter was calculated based on the weighted average number of shares outstanding of 95,061,360.

The table below present’s selected quarterly financial and operating data:

	June 30,	February 29,	November 30,	August 31,
	2004	2004	2003	2003

Financial results
Revenues	$13,298,361	$10,452,701	$9,358,676	$--
Net earnings (loss) for the quarter	$1,972,806	$638,855	$2,112,827	$(1,349,250)
Basic and diluted earnings
(loss) per share	$0.02	$0.01	$0.03	$(0.06)

Financial Position
Total assets	$96,363,155	$93,948,061	$72,809,494	$68,155,620
Total long-term liabilities	$7,239,618	$7,657,229	$7,290,357	$7,697,044

Operating statistics
Gold production (ounces)	34,099	25,944	27,127	--
Gold sales (ounces)	33,594	26,617	23,373	--
Gold ore grade (g/t)	3.44	3.50	3.36	--
Gold recovery rate (%)	94.5	95.3	95.5	--

Per ounce data:
Cash costs per ounce produced	$196	$213	$220	$--
Average gold price realized	$396	$407	$400	$--

	May 31,	February 28,	November 30,	August 31,
	2003	2003	2002	2002

Financial results
Revenues	$--	$--	$--	$--
Net earnings (loss) for the quarter	$(394,786)	$(2,094,185)	$(321,002)	$(386,247)
Basic and diluted earnings
(loss) per share	$(0.13)	$(0.055)	$(0.13)	$(0.11)

Financial Position
Total assets	$6,107,871	$6,620,806	$6,664,884	$6,640,831
Total long-term liabilities	$1,500,057	$1,500,357	$1,852,565	$1,816,832

Mine Operations

Net earnings for the first quarter of fiscal December 31, 2004 were $1.97 million, compared to a loss of $0.39 million for the first quarter of fiscal February 29, 2004. Revenue was $13.3 million based on an average gold sale price of $396 per ounce. The Company had no revenues/sales during the comparative period ended May 31, 2003. During the first quarter, 33,594 ounces of gold were sold (a total of 34,099 ounces produced) from operations at the Fazenda Brasileiro Mine. A total of 317,433 tonnes were milled during the first quarter with a mill recovery rate of 94.5%. The recovery rate was lower than plan due to maintenance shut down in May and as 20,000 tonnes of ore from the Canto open pit is being fed monthly through the CIP circuit. In addition, 22,567 tonnes of open pit material was heap leached.

Total cash costs per ounce produced for the first quarter were $196 per ounce. The Company continues to implement various operational improvements, cost cutting measures and controls. Total cash costs per ounce at the time of acquiring the mine were approximately $240 per ounce of gold and for the fiscal year ended February 29, 2004 were $216 per ounce. The Fazenda Brasileiro Mine recently entered into a new three year power contract that is expected to reduce the mine’s power costs by 25%.

First quarter operations consist entirely of earnings at the Fazenda Brasileiro Mine. The start-up of operations at the Fazenda Nova Mine are currently underway with crushing, agglomeration and loading of heap leach pads that began mid June 2004. Construction of the mine began six months ago and the mine has been completed ahead of schedule and below budget. Commissioning procedures are progressing well and production of gold is expected to begin in the Fall (to account for the time required for the leaching cycle). Forecast production to the end of the current fiscal year is 9,000 ounces. Expected annual production will average approximately 36,000 ounces per year for a total of 143,000 ounces in the initial phase of its mine life of over four years. Cash costs are forecast in the feasibility study at $186 (life of mine) although current arrangements with cement manufacturers (cement for agglomeration is the largest cost component for operations) would reduce cash costs to approximately $160 per ounce (life of mine). Moreover, cash costs will vary period to period and will begin at higher levels during the start-up of operations.

General and Administrative Expenses

General and administrative expenses were $1.8 million for the period ended June 30, 2004 compared to $0.3 million for the comparative period ended May 31, 2003. The increase in general and administrative expenses is a result of our growing operations. We have been building our infrastructure and personnel capacity to reflect the start-up of Fazenda Nova operations and in anticipation of construction decisions at Chapada and Sao Francisco later this year. This includes an increasing personnel head count and associated facilities and costs. Also we have made a concentrated effort to increase our public market profile and shareholder base which has increased general and administrative expenses for the prior period.

Liquidity and Capital Resources

The Company continues to have a strong financial base with $27.7 million of cash and no indebtedness. Working capital as at June 30, 2004 was $29.8 million. Surplus cash is being used to finance capital expenditures for the construction of future mines.

The Company is currently evaluating two financing proposals for the Chapada Gold and Copper Project in Brazil which is further discussed under the heading of “Future Construction”.

Cash flow generated from operations for the first quarter was $2.9 million compared to an outflow of $0.3 million for the quarter ended May 31, 2003. Cash flow from operations consists mainly of operating results from Fazenda Brasileiro Mine. As Fazenda Brasileiro Mine was acquired in the middle of August 2003, there were no mining operations from Fazenda Brasileiro during the comparative period.

Cash outflow from investing activities was $9.9 million consisting mainly of deferred mineral property expenditures and acquisition of property, plant and equipment approximately as follows:

                                                         (In millions)

                  Construction of Fazenda Nova Mine          $ 4.3
                  Capitalized exploration                      2.5
                  Capital expenditures at Fazenda Brasileiro   1.9
                  Sao Francisco/Sao Vicente feasibility study  0.6
                  Chapada feasibility       study              0.6
                                                              ______
                                                             $ 9.9
                                                              ______
                                                              ______

Cash outflow for the comparative period was $0.1 million. Capital expenditures have geared up to a level that exceeds cash flow generated from operations, which resulting in a decrease in the cash position.

There were no material cash flows from financing activities for the period ended June 30, 2004.

Share Capital

As at June 30, 2004 the Company had 95,061,723 common shares outstanding.

Shareholders’ equity as at June 30, 2004 was $84.1 million compared to $81.3 million as at the fiscal year ended February 29, 2004 and $3.4 million as at May 31, 2003. As at July 28, 2004, the Company had a total of 95,869,723 common shares outstanding and 41,329,947 share purchase warrants outstanding.

Share Incentive Plan

The company has recorded compensation expense in the amount of approximately $875,000 in connection with stock options issued under the Company’s share incentive plan during the first quarter. Options are exercisable for a total of 1,250,000 common shares at a weighted average exercise price of Cdn$3.38 per share.

Subsequent to the period ended June 30, 2004, 808,000 common shares were issued to management in connection with previous subscriptions that were subject to shareholder approved by shareholders on June 24, 2004.

Income Taxes

The income tax provision reflects income taxes payable in Brazil based on estimated tax rates in that jurisdiction. The total tax provision reflected on the consolidated financial statements for the period ended June 30, 2004 was $108,116 which consisted of a current income tax provision of $558,582 and a future income tax recovery of $450,466.

The future income tax recovery reflects the tax effect of the devaluation of the Real during the first quarter relative to the US Dollar on US Dollar denominated inter company loans which are eliminated on consolidation.

A valuation allowance has been provided against Canadian and US income tax loss and credit carryforwards. As such no future income tax assets have been recorded in this regard.

Contractual Commitments

Year	2004	2005	2006	2007	2008

Office lease	$ 31,440	$ 62,900	$ 62,900	$ 62,900	$ 62,900

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•   Closure and reclamation costs
    Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•   Depletion and impairment of mineral properties
    Depletion and impairment of mineral properties is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•   Reserve Estimates
    The figures for reserves and resources are determined in accordance with National Instrument 43-101 issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Outlook

Future Construction

Construction of the Fazenda Nova Mine began six months ago and has been completed on schedule and below of budget. The Company continues commissioning of the Fazenda Nova Mine. Capital requirements for the construction were funded from the Company’s existing cash resources. Leaching commenced during the first quarter and recovered gold is expected to occur in the third quarter. The mine plan forecasts an initial 143,000 ounces of gold production over a four year period.

The feasibility study for the Chapada project has been finalized. Capital costs are estimated at $177.9 million. Initial working capital is forecasted at $11 million in the initial year of production (offset by cash flow in that year). Total operating costs are estimated at $2.88 per tonne of ore. Operating costs (after gold credits) are estimated at $0.27/lb Cu for the first five years and $0.51/lb Cu for life of mine. Net sustaining capital costs of $40 million are forecasted over a 17 year mine life. The mine plan for Chapada contemplates average annual production of over 130 million lbs Cu and approximately 135,000 oz Au per year in concentrate for each of the first five years of operations for a total (life of mine) of 2.0 billion lbs Cu and 1.4 million oz Au.

The Company has received two proposals for the financing of the Chapada Gold and Copper Project in Brazil. The financing proposals are being evaluated concurrently and in both cases are subject to usual conditions including due diligence and definitive documentation. The first proposal has been received from a syndicate of international banks and the second from an institutional fund. Both proposals provide for a facility of $90 million. The financing proposals are being evaluated concurrently and in both cases are subject to usual conditions including due diligence and definitive documentation.

The Company is continuing the process of the finalizing the feasibility study for its Sao Francisco project. It is anticipated that construction of Sao Francisco will commence during the current fiscal year. Capital costs are estimated at approximately $35 million. The Sao Francisco project is to be funded by existing cash resources and cash flow from operations.

Exploration

Exploration activities continue to focus on regional and mine site exploration in the Fazenda Brasileiro and Sao Francisco regions. Numerous drilling and trenching programs were initiated during the first quarter.

Exploration at Fazenda Brasileiro has focused on the near mine and regional area. Drilling and trenching commenced in four high priority targets. Additional targets are being reviewed and mapped. Planning of additional drilling programs in these targets is underway. Drilling and trenching through out the first quarter have shown positive results in both the near mine and regional areas.

Exploration at Sao Francisco has focused on the area beneath the planned open pit. The focus is primarily to expand and upgrade the higher grade gold zone in the area. The program consisted of a 15,000 meter in-fill and step-out core drilling program which concluded during the first quarter. Bulk sampling and drilling in the area have shown favourable results. Not all of assay results from the samples have been received as at the end of the first quarter.

Exploration expenditures for the first quarter were $2.5 million which have been capitalized. The Company plans to spend approximately $9.2 million on exploration during the current fiscal year.

Argentinean Properties

Effective July 1, 2004, the joint venture partner in the exploration of the Argentinean properties withdrew from the joint venture. The Company has been advised that the reason relates to other priorities and not the technical merits of the properties. Management is taking the opportunity during Argentina’s winter season to evaluate various options regarding the properties. Exploration results have been positive and the company has sufficient resources to maintain exploration activities. The Company is currently evaluating whether to bring in another partner or explore the properties itself. The Argentinean properties represent a small portion of the extensive portfolio of prospective mineral exploration concessions held by the Company.

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Thus readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the first quarter ended June 30, 2004.

Non-GAAP Measures

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.

Yamana Gold Inc.
Consolidated Balance Sheets
As at the Period Ended
(In U.S. dollars)
Prepared by Management, Unaudited

	June 30,	February 29,
	2004	2004

Assets
Current
Cash and cash equivalents	$27,657,962	$34,603,464
Accounts receivable	1,536,354	1,370,107
Inventory	3,890,333	3,847,604
Advances and deposits	1,770,374	894,283
Income taxes recoverable	--	117,689

	34,855,023	40,833,147
Property, plant and equipment (Note 3)	18,375,256	18,236,905
Mineral properties (Note 4)	37,773,390	34,537,374
Assets under construction (Note 5)	4,610,550	340,635
Other assets	400,503	--
Future income tax assets	348,433	--

	$96,363,155	$93,948,061

Liabilities
Current
Accounts payable and accrued liabilities	$ 4,520,436	$ 5,029,744
Income taxes payable	493,789	--

	5,014,225	5,029,744
Long term
Asset retirement obligation	4,627,630	4,943,208
Future income tax liabilities	2,611,988	2,714,021

	12,253,843	12,686,973

Shareholders’ Equity
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value Issued and outstanding
Issued and outstanding

95,061,723 common shares (Note 6)	74,429,497	74,426,764
(February 29, 2004 - 95,060,749 shares) S
Share purchase warrants and other	8,721,521	8,721,586
Contributed surplus	1,505,421	632,671
Deficit	(547,127)	(2,519,933)

	84,109,312	81,261,088

	$ 96,363,155	$ 93,948,061

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
Consolidated Statements of Operations and Deficit
For the Periods Ended
(In U.S. dollars)
Prepared by Management, Unaudited

	June 30,	May 31,
	2004	2003
	(four months )	(three months )

Sales	$ 13,298,361	$ --
Cost of Sales	(7,051,448)	--
Depreciation, Amortization and Depletion	(1,741,230)	--
Accretion of Asset retirement obligation	(110,183)	--

Mine Operating Earnings	4,395,500	--
Expenses
General and administrative	1,848,472	333,974
General exploration	8,287	3,088
Mineral property and other asset write-offs	--	55,652
Foreign exchange loss	57,843	--
Stock-based compensation (Note 7)	875,110	--

	2,789,712	392,714
Operating Earnings (Loss)	1,605,788	(392,714)
Investment and other business income	475,134	1,638
Interest and financing expense	--	(3,710)

Earnings (Loss) Before Tax	2,080,922	(394,786)
Income Tax (Expense) Recovery (Note 8)	(108,116)	--

Net Earnings (Loss)	1,972,806	(394,786)
Deficit, beginning of Period	(2,519,933)	(3,490,589)
Interest on Convertible Notes	--	(24,660)

Deficit, end of the Period	$ (547,127)	$(3,910,035)

Basic and Diluted Earnings (Loss) per Share	$ 0.02	$ (0.13)

Weighted average number of shares outstanding (in thousands)	95,061	3,147

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
Consolidated Statements of Cash Flows
For the Periods Ended
(In U.S. dollars)
Prepared by Management, Unaudited

	June 30,	May 31,
	2004	2003
	(four months )	(three months )

Operating Activities
Net earnings (loss) for the period	$ 1,972,806	$(394,786)
Asset retirement obligations realized	(111,512)	--
Items not involving cash
Services paid in common shares	--	10,838
Depreciation, amortization and depletion	1,741,230	1,678
Stock-based compensation (Note 7)	875,110	--
Mineral property and other asset write-offs	--	55,652
Future income tax recovery	(450,466)	--
Accretion of Asset retirement obligation	110,183	--
Foreign exchange gain	(314,249)	--

	3,823,102	(326,618)
Net change in non-cash working capital	(884,064)	8,411

	2,939,038	(318,207)

Financing Activities
Issue of common shares and warrants for cash	--	19,836
Issue costs	--	(55,843)

	--	(36,007)

Investing Activities
Expenditures on mineral properties and assets under construction	(8,335,575)	(45,383)
Acquisition of property, plant and equipment	(1,148,462)	(2,909)
Other Assets	(400,503)	--
Other	--	(55,907)

	(9,884,540)	(104,199)

Increase (Decrease) in Cash and Cash Equivalents	(6,945,502)	(458,413)
Cash and cash equivalents, beginning of Period	34,603,464	722,344

Cash and cash equivalents, end of Period	$ 27,657,962	$ 263,931

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
Notes to the Consolidated Financial Statements
For the four month period ended June 30, 2004 (with comparatives as at February 29, 2004 and for the three month period ended May 31, 2003)
(In U.S. dollars)
Prepared by Management, Unaudited

1. Basis of Presentation

The accompanying consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These consolidated interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

On August 12, 2003, the Company consolidated its share capital by issuing one new common share for each 27.86 old common shares. The share and per share information for the comparative quarter for the period ended May 31, 2003 is presented as if the consolidation took place March 1, 2002.

2. Change in Year End

The Company changed its year end from February 28/29 to December 31. As such, the first quarter for fiscal December 31, 2004 is for the four month period ended June 30, 2004 with comparative figures for the three month period ended May 31, 2003.

3. Property, Plant and Equipment

                                                                                As at
                                                               June 30,                       February 29,
                                                                   2004                               2004
         _________________________________________________________________________________________________

                                                            Accumulated
                                                 Cost      Amortization    Net Book Value    Net Book Value
         __________________________________________________________________________________________________

         Land                           $   1,216,160     $           -    $   1,216,160     $     874,666
         Buildings                          7,983,999         1,219,953        6,764,046         7,096,092
         Machinery and equipment            7,823,199         1,085,133        6,738,066         6,616,475
         Vehicles                           2,664,643           352,075        2,312,568         2,343,540
         Furniture and office equipment     1,206,328           192,127        1,014,201         1,033,376
         Computer equipment and software                  374,738          44,523            330,215
 272,756
         _________________________________________________________________________________________________

                                        $  21,269,067     $   2,893,811    $  18,375,256     $  18,236,905
                                        __________________________________________________________________

4. Mineral Properties

Mineral properties are comprised of the following:

	June 30,	February 29,
	2004	2004

Fazenda Brasileiro	$10,471,766	$ 9,211,997
Sao Francisco / Sao Vicente / Fazenda Nova	12,705,415	11,146,375
Chapada	9,605,890	9,197,438
Argentine properties (i)	4,979,457	4,974,957
Other	10,862	6,607

	$37,773,390	$34,537,374

(i) Argentine Properties

Effective July 1, 2004 the joint venture partner has withdrawn from the Santa Cruz joint venture. The Company is currently evaluating whether to bring in another partner or explore the properties itself.

5. Assets under Construction

Assets under construction consist of expenditures on the construction of Fazenda Nova Mine. Construction costs and preproduction revenues and expenses will be capitalized until the project reaches commercial production. This is expected to occur in the third quarter of fiscal 2004.

6. Capital Stock

Common shares issued and outstanding:

	Number of
	Common Shares	Amount

Balance as at February 29, 2004	95,060,749	$74,426,764
Exercise of options and share appreciation rights	774	2,453
Exercise of warrants (i)	200	280

Balance as at June 30, 2004	95,061,723	$74,429,497

            (i) As at June 30, 2004 there were 41,329,947 share purchase warrants outstanding.

7. Stock-based Compensation

The Company issued options to acquire 1,250,000 common shares at a weighted average exercise price of Cdn$3.38 under the terms of the Company’s stock option plan. The Company has recognized $875,110 (May 31, 2003 — $nil) in compensation expense during the first quarter in connection with these options and a corresponding increase in contributed surplus. In addition, 2,692 options were exercised in the form of stock appreciation rights during the first quarter.

Yamana accounts for all stock based payments granted since March 1, 2002 to employees and non-employees using the fair value based method of accounting which is estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions for the options issued during the period ended June 30, 2004: (i) dividend yield of 0%, (ii) expected volatility of 35%, (iii) risk free interest rate of 3.5% and (iv) expected life of 3 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

Stock options to acquire 6,699,910 common shares were outstanding as at June 30, 2004.
Subsequent to the period ended June 30, 2004, 808,000 common shares were issued to management in connection with previous subscriptions that were approved by the shareholders at the last annual general meeting.

8. Income Tax Expense

	June 30,	May 31
	2004	2003
	(four months)	(three months)

Current	$ 558,582	$ --
Future (Recovery)	(450,466)	--

	$ 108,116	$ --

9. Supplementary Cash Flow Information

June 30, May 31, 2004 2003 (four months) (three months) __________________________________________________________________ Financing Activities Issue of common shares for interest and principal due on convertible notes $ - $ 24,660 Equity component of convertible notes: Accrued interest charged to deficit$ - $ (24,660) Issue of common shares on exercise of options and share appreciation rights $2,453 $ - Stock-based compensation on the exercise of options share appreciation rights $(2,453) $ - Issue of common shares on exercise of warrants $ 65 $ - Exercise of warrants $ (65) $ -

10. Segmented Information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate Canada. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

                                                      June 30,          May 31,      February 29,
                                                          2004              2003             2004
                                                 (four months)    (three months)     (year ended)
         ________________________________________________________________________________

         Mineral properties and property, plant and equipment

              Brazil                             $  55,262,485    $      309,336    $  47,617,222
              Argentina                              5,370,450         5,410,786        5,375,410
              Corporate                                126,261            17,348          122,282
         ________________________________________________________________________________

                                                 $  60,759,196    $    5,737,470    $  53,114,914
                                                 _____________________________________________

         Mine Revenues
              Brazil                             $  13,298,361      $          -    $  19,811,377
                                                 _______________________________________________

11. Comparative Figures

Certain of prior period’s figures have been reclassified to conform with current period’s presentation.

Comparative figures for the quarter ending May 31, 2003 consist of operations for three months.